RMS

Revised W/ opinion update
CPA use wrong opinion on earlier submission thanks

18008626

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 69077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARKEN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

16 ANN VINAL ROAD
(No. and Street)

SCITUATE MA 02066
(City) (State) (Zip Code)

SEC Mail Processing
AUG 27 2018
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD NELSON 617-899-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220 NORWOOD MA 02062
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, DONALD NELSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARKEN CAPITAL SECURITIES, LLC , as of JUNE 30 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

8/24/18

Signature

MEMBER & CFO

Title

Notary Public 8/24/18

IRINA KAMENKO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
01KA6312061
MY COMMISSION EXPIRES 09/22/2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARKEN CAPITAL SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2018

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Harken Capital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harken Capital Securities LLC as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harken Capital Securities LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harken Capital Securities LLC 's management. Our responsibility is to express an opinion on Harken Capital Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harken Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Harken Capital Securities LLC's financial statements. The supplemental information is the responsibility of Harken Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Harken Capital Securities LLC 's auditor since 2012.

Norwood, Massachusetts
August 13, 2018

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

Cash	$ 85,639
Receivables from non-customers	1,277,761
Other assets	1,605
Total assets	**$ 1,365,005**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 3,062
MEMBERS' EQUITY:	
Members' capital	1,361,943
Total liabilities and members' equity	**$ 1,365,005**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2018

REVENUES:	
Success fees	$ 1,409,844
Retainers	340,549
Reimbursed expenses	3,643
Total income	1,754,036
EXPENSES:	
Compensation	1,111,465
Guaranteed payments to members	1,619,905
General operating	83,997
Marketing	2,268
Professional services	42,083
Regulatory	14,141
Total expenses	2,873,859
NET LOSS	**$ (1,119,823)**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2018

BALANCE, July 1, 2017	$ 2,471,582
Contributions	10,184
Net loss	(1,119,823)
BALANCE, June 30, 2018	**$ 1,361,943**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net loss	$ (1,119,823)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in other assets	2,485
Decrease in receivables from non-customers	1,174,987
Decrease in accounts payable and accrued expenses	(8,348)
Net cash from operating activities	49,301
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Contributions from members	10,184
Net cash from financing activities	10,184
NET INCREASE IN CASH	59,485
CASH, at beginning of year	26,154
CASH, at end of year	**$ 85,639**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2018

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Massachusetts on March 8, 2012 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company markets financial products for its clients.

Revenue Recognition:

The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, collection of the revenue is reasonably assured, and the fees are fixed or determinable.

Accounts Receivable:

Accounts receivables are stated at the amount management expects to collect. Management provides for probable uncollectable amounts through a charge to earnings and a credit to an allowance based on the assessment of the current status of individual accounts. At June 30, 2018 management feels that all receivables are collectable.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising and promotion costs as incurred.

HARKEN CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2018

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of $82,577, which was $77,577 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents office space from its owners on a tenant at will basis. The Company paid them $6,432 for the fiscal year ending June 30, 2018.

Since these are related party transactions, operating results could differ if the entities were autonomous.

NOTE 4 – CONCENTRATION OF CREDIT RISK

Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

The Company has one customer which represents 68% of accounts receivable at June 30, 2018.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 13, 2018, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

HARKEN CAPITAL SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2018

SCHEDULE I

HARKEN CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

CREDIT:	
Total member's equity	1,361,943
DEBITS:	
Nonallowable assets:	
Receivables from non-customers	1,277,761
Other assets	1,605
Total debits	1,279,366
Net capital before haircuts on securities positions	82,577
Haircuts on securities:	
Other securities	-
NET CAPITAL	82,577
Minimum requirement of 6-2/3% of aggregate indebtedness of $3,062 or $5,000, whichever is greater	5,000
Excess net capital	$ 77,577
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 3,062**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.04 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of June 30, 2018.

See Independent Registered Public Accountants Firm's Report.

SCHEDULE II

HARKEN CAPITAL SECURITIES LLC

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

Harken Capital Securities LLC carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2(i) of the Securities Exchange Act of 1934. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
of Harken Capital Securities LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Harken Capital Securities LLC and SIPC and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Harken Capital Securities LLC's compliance with the applicable instructions of Form SIPC-7. Harken Capital Securities LLC's management is responsible for Harken Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
August 13, 2018

HARKEN CAPITAL SECURITIES LLC

GENERAL ASSESSMENT RECONCILATION
PURSUANT TO FORM SIPC-7
JUNE 30, 2018

General Assessment per Form SIPC - 7	$	2,631
Less payment made with Form SIPC-6 on January 29, 2018		1,377
Amount paid with Form SIPC-7 on August 8, 2018	$	1,254

See Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Review Report of Independent Registered Public Accounting Firm

To the Members
of Harken Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harken Capital Securities LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Harken Capital Securities LLC claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Harken Capital Securities LLC stated that Harken Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harken Capital Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harken Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 13, 2018

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2018

To the best knowledge and belief of Harken Capital Securities:

> The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.
>
> The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending June 30, 2018.

____
Signature

____
Title

See Report of Independent Registered Public Accounting Firm.